

September 26, 2013

Via E-mail
Joseph DePaulo, President
SLM Funding LLC
SLM Education Credit Funding LLC
2001 Edmund Halley Drive
Reston, VA 20191

> **Re: SLM Funding LLC**
> **SLM Education Credit Funding LLC**
> **Registration Statement on Form S-3**
> **Filed August 30, 2013**
> **File Nos. 333-190926 and 333-190926-01**

Dear Mr. DePaulo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that our comments to the base prospectus and/or any prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to any other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the respective documents, as applicable.

Cover Page – Calculation of Registration Fee

2. Multiple issuers of securities on an unallocated shelf registration statement must allocate the amount of securities registered among the issuers and the prospectus must reflect the securities being issued by each registrant, except in limited circumstances involving securities issued by a parent and a subsidiary. See Telephone Interpretation 25S available on the sec.gov web site. Please revise the table and footnotes to indicate the amount of securities to be issued by each registrant.

Prospectus Supplement Related to the Re-Offering of Certain Outstanding Classes of Previously Registered Auction-Rate Notes

General

3. We note that you have identified SLM Funding LLC as the "depositor" and SLM Education Credit Funding LLC as the "auction rate note depositor." However, we also note that, in many places in the prospectus supplement, the term "depositor" seems to refer generally to the depositor of the original transaction (*i.e.,* either SLM Funding LLC or SLM Education Credit Funding LLC, as applicable). Please revise the prospectus supplement to include SLM Education Credit Funding LLC in your definition of "depositor" or to clarify otherwise any disclosures that would apply respectively to both the depositor and the auction rate note depositor.

4. In an appropriate place in the prospectus supplement, please provide the disclosures required by Item 1111(a)(7) and (8) of Regulation AB. Refer also to Rule 193 under the Securities Act.

Cover Page

5. Please describe on the cover page any credit enhancement or other support, or any derivative instruments, with respect to the transaction, and identify any enhancement or support provider or derivative counterparty referenced in Items 1114(b) and 1115 of Regulation AB, respectively. Refer to Item 1102(h) of Regulation AB.

6. Also, please confirm that you will file any enhancement or support agreements and agreements related to derivative instruments (including any potential future interest rate cap agreements) as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5) of Regulation AB, respectively.

Introduction, page i

7. We note your statement on page ii that this form of prospectus supplement assumes that the related underlying pool of trust student loans owned by the applicable issuing entity consists exclusively of federally guaranteed student loans. We further note your statements that (i) should an underlying pool instead consist of private education loans,

you would revise and remove certain disclosure and (ii) investors should reference the form of prospectus supplement relating to private education loans for applicable sample disclosure regarding private education loans. Each prospectus supplement is considered a separate document and should contain the entirety of the disclosure applicable to it. Please refrain from cross-referencing disclosure set forth in a separate prospectus supplement and revise your disclosure in the prospectus supplement to include bracketed disclosure that may be added or removed, as applicable, in the event the underlying pool consists of private education loans. In the alternative, please provide a separate form of prospectus supplement for a re-offering of auction rate notes where the underlying pool consists of private education loans.

Summary of Parties to the Transaction, page ix

8. We note that your chart relates to the parties to the original transaction. Please update your chart, or provide an additional chart, with respect to the parties to the re-offering transaction.

Summary of Parties to the Transaction, page x

9. We note that your chart relates to the payment flows and deliveries on the original closing date. Please update your chart, or provide an additional chart, with respect to the payment flows and deliveries applicable to the closing date of the re-offering transaction.

Summary of Note Terms, page S-1

All Notes, page S-4

10. We note your disclosure on page S-6, and again on page S-60, regarding the potential future interest rate cap agreement. Please provide a bracketed statement that you will disclose the information required by Item 1115 of Regulation AB regarding any "potential future cap counterparty," as applicable.

Information About the Trust, page S-7

11. We note your reference on page S-8 and elsewhere to "Appendix A—Federal Family Education Loan Program" in this prospectus supplement, which supersedes in its entirety Appendix A to the base prospectus. Appendix A is not attached to this prospectus supplement. Please provide.

The Trust, page S-27

12. We note your disclosure on page S-31 regarding SPE Seller, one of the sellers in the original transaction. Please provide disclosure with respect to the other seller, SLM ECFC. See Item 1110 of Regulation AB.

Legal Matters, page S-72

13. Here and on page B-1 of Annex B, you reference an entity called VG Funding. There is no disclosure in your registration statement regarding the identity of, or relevant information with respect to, this entity. Please provide the relevant disclosures regarding this entity, as applicable.

Part II – Information Not Required in Prospectus

Item 17. Undertakings

14. We note your undertaking pursuant to Item 512(l) of Regulation S-K in which you undertake that the information provided in response to Item 1105 of Regulation AB through an Internet web site is deemed to be a part of the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through an Internet web site, was a temporary accommodation that expired on June 30, 2012. Given the expiration of Item 312 of Regulation S-T, please delete the Item 512(l) undertaking and any other statement in the registration statement with respect to the provision of static pool information through a web site.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at (202) 551-3262, or me at (202) 551-3850, with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Steve Levitan, Esq.
        Reed Auerbach, Esq.
        Bingham McCutchen LLP